File No. 70-10063

                           (As filed December 4, 2002)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 2 TO FORM U-1
                                  ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                                  KeySpan New England, LLC
Brooklyn Union Gas Company                           Transgas, Inc.
   and its subsidiary companies
KeySpan Energy Corporation                           Eastern Associated Securities Corp.
  and its subsidiary companies                       Eastern Energy Systems Corp.
KeySpan Electric Services LLC                        Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC                 Eastern Urban Services, Inc.
KeySpan Technologies Inc.                            Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary                 PCC Land Company, Inc.
   companies                                         Philadelphia Coke Co., Inc.
One MetroTech Center                                 Water Products Group Incorporated
Brooklyn, New York  11201                            Western Associated Energy Corp.
KeySpan Gas East Corporation                         c/o One MetroTech Center
KeySpan Generation LLC                               Brooklyn, New York  11201
KeySpan Corporate Services LLC                       Boston Gas Company and its
KeySpan Utility Services LLC                            subsidiary companies
Marquez Development Corp.                            Essex Gas Company and its
                                                        subsidiary companies
Island Energy Services Company, Inc.                 Colonial Gas Company and its
LILCO Energy Systems, Inc.                              subsidiary companies
c/o One MetroTech Center                             c/o One MetroTech Center
Brooklyn, New York  11201                            Brooklyn, New York  11201
KeySpan-Ravenswood LLC                                      ServicEdge Partners, Inc.
KeySpan-Ravenswood Services Corp.                    AMR Data Corporation
c/o One MetroTech Center                             c/o One MetroTech Center
Brooklyn, New York  11201                            Brooklyn, New York  11201
KeySpan Services, Inc., and its                      EnergyNorth Natural Gas, Inc.
subsidiary companies                                 Broken Bridge Corporation
c/o One MetroTech Center                             EnergyNorth Realty, Inc.
Brooklyn, New York  11201                            c/o One MetroTech Center
KeySpan Energy Trading Services LLC                  Brooklyn, New York 11201
c/o One MetroTech Center
Brooklyn, New York  11201
KeySpan Energy Supply LLC
c/o One MetroTech Center
Brooklyn, New York  11201

------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                 ----------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
                              Senior Vice President
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201


              ----------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:


                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street, NW
                             Washington, D.C. 20037

2


                               AMENDMENT NO. 2 TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This pre-effective Amendment No. 2 amends and restates in its entirety the Form U-1 Application/Declarations previously filed in this proceeding.

Item 1.  Description of Proposed Transaction

A.       Background


     By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Rel. No. 27272) as corrected by an order dated December 1, 2000 (Holding Co. Rel. No. 27286) (collectively, the "Financing Order"), the Commission, based on the Application-Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (as amended, the "Financing Application") authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries1 to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Authorization Period").


     KeySpan registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises ("Eastern") and indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Commission by order dated November 7, 2000 (Holding Co. Act Rel. 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27281). On May 29, 2002, the Commission issued an order approving KeySpan and Eastern's application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity. Pursuant to the Conversion Order, as the surviving entity and successor-by-merger to Eastern, KNE LLC (i) has succeeded to Eastern's ownership interests in Boston Gas, Essex Gas, Colonial Gas and ENGI (all of which are defined and described below) and the non-utility subsidiaries owned by Eastern, (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Financing Order and underlying applications and post-effective amendments; and (iii) is an exempt holding company pursuant to Section 3(a)(1) of the Act.

----------

1 As described in the Financing Application, "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (as defined below), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC formerly known as Eastern Enterprises) and KeySpan's nonutility subsidiaries ("Nonutility Subsidiaries").

     KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KED NY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED LI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts to customers; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. (KED NY, KED LI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries.") Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. EnergyNorth serves approximately 75,000 customers. KeySpan, through its Subsidiaries, engages in energy related non-utility activities as described in the Merger Order.


              Among other specific approvals granted in the Financing Order, the Commission authorized:

1. KeySpan, directly or indirectly through its affiliates or Subsidiaries, to invest up to 250% of KeySpan's consolidated retained earnings in EWGs and FUCOs ("EWG/FUCO Investment Approval");

2. KeySpan, subject to an aggregate amount of $5.1 billion ("Aggregate Financing Amount") and other financing parameters set forth in the Financing Application and Financing Order, to (i) maintain existing financings, and (ii) issue and sell through the Authorization Period up to $1.5 billion of additional securities at any time outstanding ("Additional Financing Approval");

3. the Utility Subsidiaries, to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Authorization Period new debt securities with maturities of one year or less up to the amounts specified below ("Utility Short-Term Debt Amounts")

               Utility Subsidiaries            Aggregate Principal Amount
               --------------------            -----------------------------
                                                          ($millions)
                                                          -----------
               KED NY                                        $250
               KED LI                                         185
               KeySpan Generation                              50
               Boston Gas                                     150
               Colonial Gas                                    75
               Essex Gas                                       20
               ENGI                                            35
                                                           ------
                                                             $765

4. KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries (as defined in Item 1.E below), to the extent not exempt pursuant to Rule 45(b) and Rule 52 ("Financing Subsidiary Approval");


5. KeySpan to (i) maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the Guarantees listed in Exhibit C to the Financing Application (see Exhibit J hereto) which were approximately $2 billion and (ii) enter into additional Guarantees (i.e., in addition to the existing Guarantees) up to an additional aggregate principal amount of $2 billion (not including the existing Guarantees at the time of the Mergers). Included in the Exhibit C Guarantees authorized by the Financing Order were a $13,000,000 guarantee and $12,000,000 guarantee KeySpan had provided to Hawkeye Construction, LLC ("Hawkeye"), a non-affiliate, pursuant to an agreement entered into in June 2000 prior to the Mergers.


     As further described below, KeySpan and the Subsidiaries now request the following modifications to the Financing Order authorizations with respect to the above-described approvals:

1. Modification of the EWG/FUCO Investment Approval to permit KeySpan, either directly or through its affiliates or Subsidiaries, to make aggregate investments (as defined in Rule 53) up to $2.2 billion dollars in EWGs and FUCOs during the Authorization Period. The proposed EWG/FUCO Investment Approval limit represents approximately 440% of KeySpan's average consolidated retained earnings for the four quarterly periods ending September 30, 2002.

2. An increase of the Additional Financing Amount from $1.5 billion to $2.2 billion, and an increase in the Aggregate Financing Amount from $5.1 billion to $5.8 billion, during the Authorization Period.

3. An increase in the Utility Short-Term Debt Amounts during the Authorization Period from those identified above to the amounts set forth in Section 1.D below.

4. Modification of the Financing Subsidiary Approval to clarify that KeySpan, in addition to the Subsidiaries, can issue up to $500 million of unsecured long term debt to such Financing Subsidiaries that may be subordinated to other long term debt issued by KeySpan from time to time.

5. Authorization to include within KeySpan's existing Guarantee authority an additional guarantee obligation it has to Hawkeye under the June 2000 agreement which KeySpan inadvertently failed to include in the Financing Application.


     Except as stated in this application, KeySpan and the Subsidiaries are not seeking any other changes or modifications to the terms, conditions or limitations set forth in the Financing Application and approved or otherwise applicable under the Financing Order.

B. EWG and FUCO Investments


     In the Financing Order, the Commission authorized KeySpan, directly or indirectly through its affiliates and Subsidiaries, to have "aggregate investments" (as defined in Rule 53) in EWGs and FUCOs up to 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53). KeySpan requests that the Commission modify the EWG/FUCO Investment Approval by eliminating the requirement that such investments be capped at 250% of KeySpan's consolidated retained earnings and instead permit KeySpan, directly or indirectly through its affiliates or Subsidiaries, to make "aggregate investments" in existing and future EWGs and FUCOs through the Authorization Period of up to $2.2 billion. KeySpan requests that the Commission reserve jurisdiction over KeySpan's ability to make additional investments in future FUCOs. The proposed EWG/FUCO Investment Approval limit represents approximately 440% of KeySpan's average consolidated retained earnings for the four quarterly periods ending September 30, 2002.
However, KeySpan will be permitted to continue to make investments in its existing FUCOs.


     At  September  30,  2002,  the  consolidated  amount of  KeySpan's  current aggregate investment in existing EWGs and FUCOs was as follows and which represents approximately 180% of KeySpan's average consolidated retained earnings of $498,282,000 for the quarterly period ending at September 30, 2002:


                                   Entity                                    Investment ($ millions)
                                   ------                                    -----------------------
       KeySpan-Ravenswood LLC (EWG)                                                   $521[2]

           - Expansion Project                                                         135

       Phoenix Natural Gas Limited and Finsa Energeticos (FUCOs)                        48

       KeySpan-Glenwood Energy Center LLC (EWG)                                         92

       KeySpan-Port Jefferson Energy Center LLC (EWG)                                   99
                                                                                       ---

                 Total                                                                $895

     KeySpan-Ravenswood LLC ("KeySpan-Ravenswood"), a New York limited liability company and wholly-owned subsidiary of KeySpan, is an EWG pursuant to Section 32 of the Act. Keyspan-Ravenswood owns and/or leases and operates an approximately 2,210 megawatt electric generating facility located in Queens, New York ("Ravenswood Facility"). KeySpan-Ravenswood acquired the Ravenswood Facility from The Consolidated Edison Company of New York, Inc. ("Con Edison") in June of 1999 as part of Con Edison's divestiture of its generation assets. KeySpan-Ravenswood sells energy, capacity and ancillary services at wholesale.[3]


     Phoenix Natural Gas Limited ("Phoenix), a Northern Ireland company, is a FUCO pursuant to Section 33 of the Act. Phoenix owns and operates a natural gas distribution system located in Northern Ireland. KeySpan indirectly holds a 24.5% ownership interest in Phoenix.


     FINSA Energeticos, S. de R.L. de C.V. ("FINSA") is a Mexican company and a FUCO. FINSA owns a small gas distribution company in Mexico and is also involved in the development of generation and gas pipeline projects in Mexico. KeySpan indirectly holds a 50% interest in FINSA.


     KeySpan-Glenwood Energy Center LLC ("KeySpan-Glenwood"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Glenwood is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002 and KeySpan-Glenwood began making wholesale power sales from the plant on May 24, 2002.
----------
2 Represents existing investment in KeySpan Ravenswood.

3 KeySpan notes that KeySpan-Ravenswood, formerly known as KeySpan-Ravenswood, Inc. ("Ravenswood Inc.") and organized as a New York corporation, was converted into a New York limited liability company. The conversion occurred on July 2, 2002 and was accomplished by KeySpan creating KeySpan-Ravenswood as newly formed, wholly-owned limited liability company and Ravenswood Inc. merging into KeySpan-Ravenswood with KeySpan-Ravenswood being the survivor. The transaction was only a nominal conversion of the KeySpan-Ravenswood's corporate form and did not result in any substantive change in operations. Like Ravenwsood Inc., KeySpan-Ravenswood is an EWG and succeeded as the owner of Ravenswood Inc.'s assets. Commission approval was not required for the transaction because KeySpan is authorized to acquire EWGs.

     KeySpan-Port Jefferson Energy Center LLC ("KeySpan-Port Jefferson"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Port Jefferson is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002. The plant began commercial operation in the summer of 2002.


     However, limiting KeySpan's direct and indirect investments in EWGs and FUCOs to 250% of consolidated retained earnings is insufficient to meet
KeySpan's business plans with respect to planned investments in existing and future EWGs. (Planned investments are described below.) Accordingly, KeySpan requests that it directly, or through its affiliates and Subsidiaries, be permitted to make an aggregate investment up to $2.2 billion in EWGs and FUCOs during the Authorization Period. Tying the aggregate investment to a specified dollar amount rather than a percentage of consolidated retained earnings is consistent with EWG and FUCO investment authorizations that the Commission has granted to other registered holding companies.[4] KeySpan asserts that the financial measures and indicators as well as the stringent project review procedures discussed below demonstrate that the financial integrity of the KeySpan system is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. The following is provided in support of KeySpan's request to modify the limitation on its EWG and FUCO investments.


              Planned Investments
              -------------------


     The principal reason for the requested increase in the amount of aggregate investments KeySpan can directly, or indirectly through its affiliates and Subsidiaries, make in EWGs and FUCOs is based on announced and unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. To date, KeySpan has announced plans to

1. Develop an additional 250 MW of generation at the site of KeySpan-Ravenswood, Inc.

2.   Develop an approximately 250 MW generation project on Long Island, New
     York.

3. Develop, investing in or acquiring other generation facilities or EWGs or FUCOs as opportunities become available.
----------
4 See, e.g., Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001) (Permitted aggregate investment up to $2 billion); Dominion Resources, Inc., Holding Co. Act Rel No. 27485 (Dec. 28, 2001) (Permitted investments up to 100% of consolidated retained earnings plus $4.5 billion); FirstEnergy Corp., Holding Co. Act Rel. No. 27459 (Oct. 29, 2001) (Permitted investment up to $5 billion); Exelon Corporation, Holding Co. Act Rel. No. 27296 (Dec. 8, 2000) (Permitted aggregate investment up to $4 billion).

KeySpan's current or anticipated investments in existing EWGs and FUCOs equals approximately $895 million while additional planned investments in the Ravenswood expansion and the other 250 MW project on Long Island will be approximately $505 million; together the amounts of these existing or planned investments equal approximately $1.4 billion. The remaining balance of the approximately $800 million of the $2.2 billion requested herein is necessary to provide KeySpan with the flexibility to respond quickly in making future investments in appropriate EWG or FUCO opportunities.

     Opportunities to acquire or invest in EWG projects have been spurred by both federal and state regulatory bodies deregulation initiatives in the energy industry which, among other things, encourages or mandates utility divestiture and/or separation of distribution and transmission from generation. In addition, energy demand or competition in various markets provide attractive opportunities to build or acquire generation assets in these areas. As a result, KeySpan believes that the current cap on its EWG and FUCO investments in light of
planned   activities  and  future  activities  is  insufficient  to  enable  the
Applicants to take advantage of industry-wide opportunities to construct or acquire generation assets. Removing a cap that is tied to retained earnings and instead authorizing KeySpan's aggregate investment authorization to a fixed dollar amount of $2.2 billion will provide KeySpan and its affiliates or Subsidiaries with the flexibility to compete more effectively in the EWG/FUCO generation business.


              Capitalization and Other Financial Measures
              -------------------------------------------


     Increasing the aggregate investment amount in EWGs and FUCOs to up to $2.2 billion will not adversely affect the financial soundness of KeySpan's holding company system nor will it be a risk to utility consumers. KeySpan and the Utility Subsidiaries are financially sound as indicated by such factors as debt/equity ratios, credit ratings and earning coverages. As required by the Financing Order, during the Authorization Period, KeySpan has committed to and maintains common equity that is at least 30% of its consolidated capitalization. Likewise, with the exception of Boston Gas each of the Utility Subsidiary's common equity has been and will be at least 30% of its respective capitalization. KeySpan and the Utility Subsidiaries will adhere to these debt/equity ratio requirements if the EWG/FUCO investment limit is modified as requested herein. The debt (including short-term debt) as a percentage of each of KeySpan's and the Utility Subsidiaries' consolidated capitalization, as of September 30, 2002, is as follows:


                                             Debt                     Equity
                                             ----                     ------
         KeySpan                             67%                      33%
         Essex Gas                           65%                      35%
         Colonial                            61%                      39%
         Boston Gas                          72%                      28%5
         KeySpan Generation                  57%                      43%
         EnergyNorth                         70%                      30%
         KED NY                              41%                      59%
         KED LI                              55%                      45%

----------
5 For the period ended September 30, 2002 the common equity of Boston Gas as a percentage of consolidated capitalization was below 30% primarily because of the seasonality of the revenues realized from its gas operations. KeySpan intends to make a capital contribution to Boston Gas in the amount of $50m no later than December 31, 2002. After giving effect to this contribution, the equity as a percentage of consolidated capitalization for the period ended September 30, 2002 would have been 32%, on a pro forma basis.

     KeySpan and each of its Utility Subsidiaries (other than EnergyNorth and Essex Gas, which are not rated) have very positive investment grade long-term debt and/or corporate credit ratings from Moody's and Standard and Poor's. The ratings are as follows:


                                         Moody's           Standard and Poor's
                                         -------           -------------------

         KeySpan                             A3                      A
         KED LI                              A2                      A+
         KED NY                              A2                      A+
         KeySpan Generation                  A3                      A
         Boston Gas                          A2                      A
         Colonial                            A2                      A


     Each company's ability to issue debt and equity securities in the future depends on their financial strength at the time such securities are issued, an indictor of which can be earnings coverage. KeySpan and the Utility Subsidiaries' earnings coverage are adequate for their financing requirements in the foreseeable future. For the three months ended March 31, 2002, the earnings coverage for KeySpan was 4.82; KED LI was 6.22; KED NY was 11.62; KeySpan Generation was 2.79; Boston Gas was 3.41; Colonial was 4.04; Essex was 3.50; and EnergyNorth was 2.89.


     Moreover, KeySpan's current investment in its operating EWGs have contributed positively to earnings. Specifically, since its acquisition in 1999, Ravenswood has continued to operate profitably and, accordingly, has consistently been accretive to KeySpan's earnings on a consolidated basis. The income statements and balance sheet for KeySpan's current EWG and FUCO subsidiaries for the last 3 years and the quarter ended March 31, 2002 are set forth in Exhibit L hereto and demonstrate the overall success of these investments.[6]


     Also, the requested $2.2 billion aggregate investment in EWG and FUCOs would represent an acceptable commitment of KeySpan's consolidated capitalization for a company of its size based on various financial ratios. As of September 30, 2002, the proposed aggregate investment of up to $2.2 billion would equal approximately 26.7% of KeySpan's total capitalization, 46.7% of consolidated net utility plant, 18.5% of total consolidated assets, and 46.3% of the market value of KeySpan's outstanding common stock.
----------
6 The financial statements do not reflect any revenue for KeySpan-Glenwood and KeySpan-Port Jefferson because, as noted above, KeySpan-Glenwood recently began operations in late May of 2002 and KeySpan-Port Jefferson began operations in July of 2002.

The following chart illustrates how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they recently received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:




   Company/EWG-FUCO Investment
          Authorization            Consolidated                 Consolidated            Consolidated            Market Value of
          -------------            Capitalization            Net Utility Plant          Total Assets        Outstanding Common Stock
                                   --------------            ----------------           ------------        ------------------------
Dominion Resources (100% of
Retained Earnings plus $4.5                25.0%                   36.0%                    18.0%                  39.0%
billion; approximately 470% of
Retained Earnings)[7]

Exelon ($4 billion)[8]                     18.9%                   23.3%                    11.1%                  28.2%

FirstEnergy ($5 billion;                   25.0%                   35.7%                    12.8%                  58.8%
approximately 385% of Retained
Earnings)[9]

National Grid (252% of                     46.6%                    N/A                     33.0%                  7.8%
Consolidated Retained Earnings)[10]
                                           49.1%                   50.5%                    27.3%                  60.1%
Cinergy (100% of Retained
Earnings plus $2 billion)[11]

GPU (100% of Retained Earnings)[12]        24.9%                   34.2%                    19.4%                  49.8%
                                           21.0%                   19.0%                    14.0%                  30.0%
Allegheny Energy ($2 billion)[13]

Average                                    30.1%                   33.1%                    19.4%                  39.1%


KeySpan (Proposed $2.2 billion             28.6%                   48.0%                    18.5%                  45.0%
aggregate investment)


----------
7 See Dominion Resources, Inc., supra, Holding Co. Act Rel. No. 27485.
8 See Exelon Corporation, supra, Holding Co. Act Release No. 27296.
9 See FirstEnergy Corp., et al., supra, Holding Co. Act Release No. 27459. 10 See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000). 11 See Cinergy Corporation, Holding Co. Act Rel. No. 27400 (May 18, 2001). 12 See GPU, Inc., supra, Holding Co. Act Release No. 26779.
13 Allegheny Energy, Inc., supra, Holding Co. Act Release No. 27486.

     This comparison demonstrates that KeySpan's request for aggregate investment authority of up to $2.2 billion in EWGs and FUCOs in each of the above categories falls within the previously approved range for consolidated capitalization,[14] total assets[15] and market values of stock[16] and approximately 2% below the net utility plant accepted for Cinergy, approximately 12.0% above the net utility plant accepted for First Energy and only approximately 15.0% above the average for net utility plant. The fact that proposed investments up to $2.2 billion exceeds the range previously accepted by the Commission with respect to the percentage of net utility plant should not, in and of itself, cause concern because the other considerations and protections as described above and below will be in place that demonstrate that EWG and FUCO investments should not have a substantial adverse affect on the financial integrity of KeySpan's holding company system. Moreover, in comparing KeySpan's request for aggregate EWG/FUCO investments in terms of percentage of consolidated retained earnings (currently, approximate 418%) this is well within the range approved by the Commission for Dominion's EWG/FUCO investments (approximately 470% of retained earnings) and FirstEnergy (approximately 385% of retained earnings).


     Other financial indicators demonstrate that the increased level of aggregate investments in EWGs and FUCOs will not have an adverse effect on KeySpan's financial integrity. As set forth below, this can be demonstrated in several ways, including an analysis of historic trends in KeySpan's consolidated retained earnings and the market view of KeySpan's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by KeySpan or its Subsidiaries to finance investments in EWGs and FUCOs exceeding the 50% "consolidated retained earnings" limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the KeySpan system.


     Retained Earnings Growth. Over the past two years, KeySpan's consolidated retained earnings have grown. For the year ended December 31, 2000, they grew by 14.2%, and 13.93% for the year ended December 31, 2001.[17]


     Earnings Per Share/Return on Equity Ratios. Other financial indicators show the financial strength of KeySpan. For example, KeySpan's diluted earnings per share before certain special charges and return on average equity were $2.53 and 11.8%, respectively, for the year ended December 31, 2001. For comparison purposes, the following table lists diluted earnings per share and return on average equity before extraordinary items for other peer group utilities:

----------
14 KeySpan is well below National Grid and Cinergy and within approximately 2% of the average.
15 KeySpan is below National Grid, Cinergy and GPU and within 1% of the average. 16 KeySpan is below FirstEnergy, Cinergy and GPU and within less than approximately 10% of the average.
17 The retained earnings growth was before certain special charges.

Company[18]                    Earnings Per Share[19]       Return on Equity[20]

AGL Resources                            $1.63                       13.8%

Consolidated Edison, Inc.                $3.22                       12.3%

Dominion Resources                       $2.17                       7.1%

DTE Energy Co.                           $2.15                       7.7%

Energy East                              $1.61                       10.7%

Nisource, Inc.                           $1.03                       6.3%

Nstar                                   ($0.05)                      -0.2%

Peoples Energy Corp.                     $2.74                       12.3%

KeySpan                                  $2.53                       11.7%




     Market View. The market's view of KeySpan's future growth and earnings is consistent with that of other peer group companies, based on such indicators as current price-earnings ratio and market-to-book ratios. In addition, the rating agencies consider KeySpan as having a highly favorable business risk profile. The table below shows Standard and Poor's business risk rating (1 is the highest and 10 is the lowest) for KeySpan and other peer group companies. Each of the measures reflected below indicate investor confidence in KeySpan and have been cited as favorable indicators in other orders the Commission has issued under Rule 53(c).

----------
18 See table in "Market View" section below for credit ratings of these companies.
19 Earnings per share are based on 2001 financial results before special charges and extraordinary items such as M&A acquisition and restructuring costs.
20 Return on equity is based on 2001 financial results before special charges and extraordinary items such as M&A acquisition and restructuring costs.


               Company                    Market to Book         Price/             S&P                Corporate Credit Ratings
                                            Ratio[21]           Earnings          Business
                                                                Ratio[22]         Position            S&P                  Moody's

AGL Resources                                   1.8               14.2               3                 A-                     Baa2

Consolidated Edison, Inc.                       1.6               13.4               3                 A+                       A2

Dominion Resources                              1.9               13.1               5               BBB+                     Baa1

DTE Energy Co.                                  1.5               11.7               6               BBB+                     Baa2

Energy East                                     1.3               13.3               3               BBB+                     Baa2

Nisource, Inc.                                  1.3               11.4               4               BBB                      Baa3

Nstar                                           1.8               13.4               3                 A                        A2

Peoples Energy Corp.                            1.6               14.2               4                 A+                       A2

KeySpan                                         1.6               13.5               3                 A                        A3


              Investment Review Procedures
              ----------------------------


              KeySpan has in place a number of formal project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, and (iii) strategic fit within the KeySpan system.


               Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing. (These mitigation measures are described in further detail below.)

----------
21 Market to book ratios were calculated using daily average stock prices for the 3 month period March through May 2002.
22 Price/earnings ratios were calculated using daily average stock prices for the 3 month period March through May 2002.

              Risk Mitigation Measures.
              -------------------------

               Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan's review also includes analysis of the economic stability of the country, the government's commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.

               Operating Risk. KeySpan's experience in competing in a non-regulated environment through its non-utility Subsidiaries enables KeySpan to anticipate and mitigate risks associated with EWGs and FUCOs. Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Currently, operating risk is mitigated through the use of an experienced operations and maintenance management team. Such direct involvement enhances KeySpan's ability to identify and address developing and existing problems on a timely basis.

               Construction Risk. To the extent issues regarding construction risks arise, such risks are commonly mitigated by a combination of fixed-price contracts, milestones and performance guarantees (e.g., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard.

               Commercial Risks. In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, the personnel of KeySpan's applicable Subsidiaries regularly conduct extensive investigations of the markets in which particular projects operate. With respect to an EWG, KeySpan or the applicable Subsidiary seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. Appropriate system personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

               Financial Risks. KeySpan or its applicable Subsidiary will seek to mitigate the financial risks associated with any particular project in various ways. It will generally require sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the project that is available at reasonable cost. If non-recourse debt is chosen, such project will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from KeySpan. This method of financing ensures that KeySpan's exposure to any EWG or FUCO will be limited to the amount of its equity commitment, and that the Utility Subsidiaries will bear no risk of a project's failure or financial distress. In addition to the non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the project economics are heavily dependent on a long-term, fixed-price, "off-take" agreement with a third party, the project debt is typically designed to be of a similar term, with scheduled debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing would normally be smaller, so that financial risk is not increased by excessive debt levels. KeySpan commits that it will consider financing future EWG or FUCO investments with non-recourse debt to the extent practicable.

               Interest Rate Risk. A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that KeySpan system companies may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

               Legal Risks. Legal risks will be addressed by the active participation in contract development and careful review of any investment by legal counsel. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to property, and the obligations inherent in the financing arrangements.


               Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan's overall strategic growth plan building upon KeySpan's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover, KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Initially, at the conceptual stage in the assessment of a proposed project or acquisition, KeySpan or its applicable Subsidiary, will make a preliminary determination of whether the project is consistent with strategic initiatives and whether the project's risks and rewards ratio will be acceptable. If deemed consistent with these objectives, then KeySpan's or its applicable Subsidiary's market assessment, project development, environmental and engineering personnel, supplemented by outside resources with expertise in areas such as legal finance and accounting ("Development Team"), are responsible for the preparation of a business concept document ("Pro Forma") for the project. The Pro Forma must address at minimum the description of the business, a preliminary market assessment, a technical analysis, initial finance analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon completion of the Pro Forma, the Development Team and the applicable KeySpan Subsidiary's management review it and make a determination that the project is consistent with strategic objectives, and , given identified risks, has the requisite earnings potential to merit further review through detailed due diligence. The Development Team performs detailed project due diligence and risk assessment, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys, and investment bankers, as appropriate, to evaluate the project. The Pro Forma is then updated and a business case is developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, forms the basis upon which KeySpan or the applicable Subsidiary's management approves of the proposed investment in the project. The business case is a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it also identifies an exit strategy and initial project implementation steps. Its scope is driven by size, complexity and risk associated with the project. Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed is presented to KeySpan or the applicable Subsidiary's management. Upon approval, the investment will be assessed against pre-approved investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, Board of Directors' approval may be necessary. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and, as appropriate, the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan's long-term overall strategic objectives.


              Rule 53 Compliance
              ------------------


     KeySpan will continue to satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of registered holding companies in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings.


     Moreover, under Rule 53(c)(2), KeySpan must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such Utility Subsidiaries to protect such public utility companies or such customers.


     The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:


          (a) All of KeySpan's direct or indirect investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan further commits not to seek recovery in the retail rates of any Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

          (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

          (c) KeySpan and its Subsidiaries will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by KeySpan through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by KeySpan. KeySpan also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries. In addition, KeySpan and its subsidiaries will comply with all other requirements of Rule 53(a) including the requirements of 53(a)(2) regarding the preparation and making available of books and records and financial statements regarding EWGs and FUCOs.


          (d) KeySpan believes that the state utility commission that regulate the Utility Subsidiaries are able to protect utility customers within their respective states.[23]


          (e) In addition, KeySpan will provide the information required by Form U5S to permit the Commission to monitor the effect of KeySpan's EWG and FUCO investments on KeySpan's financial condition.


          (f) Moreover, the NYPSC permits KeySpan to invest up to 50% of its capital in non-utility investments.[24]


     Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any KeySpan Subsidiaries; (2) KeySpan's average consolidated retained earnings for the previous four quarters[25] has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, KeySpan has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated retained earnings. KeySpan commits to file a post-effective amendment to this application should any of the foregoing events occur during the Authorization Period.


     For the foregoing reasons and to enable KeySpan to compete effectively in the independent generation market, KeySpan hereby requests authorization, directly or indirectly through the Subsidiaries, partnerships or other corporate entities, to make aggregate investments of up to $2.2 billion in EWGs and FUCOs through the Authorization Period.

----------
23 The New York Public Service Commission ("NYPSC") regulates the New York Utility Subsidiaries, the Massachusetts Department of Telecommunications and Energy ("MDTE") regulates the Massachusetts Utility Subsidiaries and the New Hampshire Public Utility Commission ("NHPUC") regulates ENGI. Before approving the Financing Order, the Commission obtained letters from the NYPSC, MDTE and NHPUC assuring the Commission that they could adequately protect the customers of the respective Utility Subsidiaries operating in their jurisdictions with respect to the KeySpan systems proposed EWG and FUCO investments.
24 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998) at p. 28 of Appendix A.
25 The previous four quarters referenced above are the four quarters ended December 31, 2001.

C.       Additional Financing Approval


     The Financing Order granted authorizations to engage in certain financing transactions during the Authorization Period described in Item I. C of the Financing Application, for which the specific terms and conditions were not yet known, and which may not be covered by Rule 52 of the Commission's regulations, without further prior approval from the Commission. (A description of the relevant financing authorizations contained in Item C of the Financing Application authorized by the Financing Order is set forth in Exhibit H hereto.) The Financing Application also set forth general terms applicable where appropriate to the financing transactions authorized by the Financing Application and entered into during the Authorization Period (the "Financing Parameters"). (The Financing Parameters contained in the Financing Application are set forth in Exhibit I hereto.) KeySpan further commits that any preferred securities issued by it will be rated at least minimum investment grade by at least one nationally recognized statistical rating agency.


     KeySpan requests that the Commission increase the Additional Financing Amount of $1.5 billion approved in the Financing Order to $2.2 billion in the aggregate during the Authorization Period. Although the proceeds of the entire Additional Financing Amount will be used as generally described in Item 8 of the Financing Parameters (see Exhibit I hereto), the increase of $700 million is a necessary corollary to ensure that KeySpan has flexibility with regard to its financing authority to obtain additional capital through debt or security issuances, as may be needed, to accommodate the EWG and FUCO investments up to the proposed $2.2 billion requested in Item 1.B above. KeySpan further requests that the Commission increase the Aggregate Financing Amount on existing and Additional Financing Amounts from $5.1 billion to $5.8 billion, to reflect the increase of $700 million in the Additional Financing Amount requested herein.[26] KeySpan also requests authorization to issue unsecured long term debt securities (i) that may be convertible into or exchanged for KeySpan common stock and (ii) may have maturities ranging from one (1) year to fifty (50) years. KeySpan's issuance and sale of additional securities up to the $2.2 billion for the Additional Financing Amount, and $5.8 billion for the increase in the Aggregate Financing Amount, will be used for the financing transactions authorized in the Financing Application (see Exhibit H hereto), this proceeding or any other applicable Commission order or rules and will also be subject to the Financing Parameters (see Exhibit I hereto) as modified per the request above and any other applicable conditions, commitments or restrictions contained in the Financing Application, Financing Order or this proceeding that are applicable to such security issuances including but not limited to maintenance of KeySpan's common equity of at least 30% of its consolidated capitalization and each Utility Subsidiary's common equity of at least 30% of its capitalization. Attached hereto as Exhibit M is a consolidated statement of cash flows for KeySpan as well as the pro-forma debt to capitalization of KeySpan assuming the issuance of an additional $780 million of debt securities.

----------
26 The $5.1 billion aggregate amount authorized in the Financing Order was comprised of (i) authority to maintain and refinance $3.6 billion of existing financings entered into before KeySpan registered as a holding company on November 8, 2000 as described the Financing Application ("Existing/Refinancing Amount") and (ii) the $1.5 billion of the Additional Financing Amount. KeySpan is not seeking any change herein with respect to the Existing/Refinancing Amount.

D.       Utility Subsidiary Financings


     In Item C.6 of the Financing Application, the following was described with respect to KeySpan's Utility Subsidiaries' financing of a portion of their operations on a stand-alone basis and independent of any credit support from KeySpan and the entry into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application (see Section 4 of Exhibit H hereto) relating to KeySpan:

o Most financings undertaken by the Utility Subsidiaries are subject to the jurisdiction of the NYPSC, the MDTE or the NHPUC, as the case may be, each of which has regulatory jurisdiction over certain of the Utility Subsidiaries; therefore, the issue and sale of most securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility.

o However, certain financings by the Utility Subsidiaries for which authorization is requested may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KED NY, KED LI and KeySpan Generation of indebtedness with maturities of one year or less, (2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas, and Essex Gas of indebtedness with maturities of one year or less and (3) the approval of the NHPUC is not required for the issuance by ENGI of indebtedness with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.


     Based on the foregoing in the Financing Application, through the Financing Order, the Commission authorized the Utility Subsidiaries to issue and sell from time to time during the Authorization Period, to the extent no exemption therefor is provided under Rule 52, additional debt securities with maturities of one year or less, up to the following Utility Short-Term Debt Amounts set forth in Item 1.A above. The Utility Subsidiaries hereby request that the Commission increase the Utility Short-Term Debt Amount during the Authorization Period to permit the Utility Subsidiaries to issue such short-term debt up to the aggregate principal amounts and in accordance with the applicable Financing Parameters (see Exhibit I hereto):[27]
----------
27 In the Financing Order, the Commission also permitted the Utility Subsidiaries to engage in the following to the extent no exemption therefor is provided under Rule 52: (1) continue in effect the credit facilities set forth in Exhibit D of the Financing Application (a summary of which is in Exhibit A of the Financing Order) and to amend, renew, extend and/or replace such credit facilities; and (2) enter into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application relating to KeySpan. The Utility Subsidiaries are not seeking any changes to this existing authority.

Utility Subsidiaries                 Aggregate Principal Amount ($ millions)
--------------------                 ---------------------------------------
KED NY                                                $300
KED LI                                                 300
KeySpan Generation                                      75
Boston Gas                                             500
Colonial Gas                                           125
Essex Gas                                               25
ENGI                                                   125
                                                       ---
  Total                                             $1,450


     For informational purposes, attached hereto as Exhibit K hereto is a quarterly projection of cash flows for each of the Utility Subsidiaries through December 31, 2003.


     In the Financing Order, the Commission also approved the Utility Money Pool (see Section 3 of Exhibit H hereto) but limited the amount each Utility Subsidiary could borrow at any one time during the authorization period to its applicable Utility Short-Term Debt Amount. The Utility Subsidiaries hereby request that the aggregate amounts that each Utility Subsidiary may borrow at any one time from the Utility Money Pool be increased to correspond to the aggregate amounts for each Utility Subsidiary set forth above. Except for the modification in borrowing amounts, no other change is requested for the Utility Money Pool as approved in the Financing Order.


     Any other future financings undertaken by the Utility Subsidiaries will be undertaken in compliance with applicable laws, rules and regulations including the Act and Rule 52.

E.       Financing Subsidiaries


     In  the  Financing  Order,  the  Commission   authorized  KeySpan  and  the
Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption ("Financing Subsidiaries"). The Financing Order approved the following requests contained in Item C.11 of the Financing Application:

     1. Authorization of these Financing Subsidiaries to issue such securities to third parties in the event such issuances are not exempt under Rule 52;

     2. Authorization (a) to issue debentures or other evidences of indebtedness by any of the Subsidiaries to a Financing Subsidiary in return for the proceeds of the financing, (b) of the acquisition by any of the Subsidiaries of voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary's ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (c) of the guarantee (both payment and performance) by KeySpan of such Financing Subsidiaries' obligations in connection therewith;

     3. Authorization of each of the Subsidiaries to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity; and

     4. Any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the overall external financing limitation authorized in the Financing Application for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.


     KeySpan requests that the Commission modify the authorizations in the Financing Order regarding the Financing Subsidiaries to clarify the following:
(i) with respect to item 1 above, authorization for such Financing Subsidiaries to issue preferred stock or other securities that are convertible into or exchangeable for KeySpan common stock; (ii) with respect to item 2(a) above, KeySpan, in addition to its Subsidiaries, has authority to issue debentures or other evidences of unsecured indebtedness to a Financing Subsidiary in return for the proceeds of the financing; (iii) with respect to item 2(b) above, KeySpan, in addition to its Subsidiaries, has authority to acquire voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary's ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity); (iv) with respect to item 3 above, KeySpan, in addition to each of the Subsidiaries, is authorized to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity; and (v) with respect to item 4 above, any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the overall external financing limitation authorized in the Financing Application or this proceeding, as applicable, for the immediate parent of such financing entity.[28]


     In addition,  as described in Item 1.C. of the Financing  Application  (see
Section 1.c of Exhibit H hereto), the Financing Order authorized KeySpan to issue debt securities under the KeySpan Indenture. In connection with the clarifications requested above regarding KeySpan's actions in connection with Financing Subsidiaries, KeySpan requests that its authorizations pursuant to
Item 1.C. of the Financing Application be modified to provide that any securities issued by KeySpan to a third party or to a Financing Subsidiary will be unsecured and maybe subordinated or unsubordinated obligations of KeySpan, issued either pursuant to the KeySpan Indenture, a supplemental indenture entered into with a trustee under the KeySpan Indenture or pursuant to a new indenture that will contain provisions substantially similar to those contained in the KeySpan Indenture. Other than the clarifications and authorizations requested above with respect to Item 1.C. of the Financing Application, the authorization previously granted with regard to Item 1.C. is unchanged.
----------
28 The authorization sought herein with regard to KeySpan's proposed transactions with Financing Subsidiaries is the same as granted in Allegheny Energy, Inc., supra, Holding Co. Act Rel. No. 27486.

     Furthermore, KeySpan commits that the maximum amount of securities issued by a Financing Subsidiary will not exceed $500 million during the Authorization Period.

F.       Guarantees


     As more fully described in Section 2 of Exhibit H hereto, the Financing Order authorized KeySpan's request in the Financing Application to maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the Guarantees listed in Exhibit C to the Financing Application. (See Exhibit J hereto.) As stated in the Financing Application, at that time KeySpan had approximately $2 billion in Guarantees outstanding which were expected to remain in place following the Mergers.[29] The Financing Order further authorized KeySpan to enter into additional Guarantees (i.e., in addition to the existing Guarantees), subject to the appropriate Financing Parameters, with respect to the obligations of the Subsidiaries as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $2.0 billion outstanding at any one time (not taking into account obligations exempt under Rule 45).


     At the time it received the Guarantees authorizations, KeySpan contemplated that all of its existing Guarantees be included within the scope of the Financing Order.


     Nevertheless, in listing its existing Guarantees in Exhibit C of the Financing Application, KeySpan inadvertently failed to include certain of its contractual obligations to Hawkeye (formerly known as KeySpan Energy Construction, LLC), which existed prior to the Mergers pursuant to a written agreement, dated as of June 20, 2000 (the "Purchase Agreement"), regarding the sale of KeySpan's subsidiary then known as KeySpan Energy Construction, LLC ("KECL"). At the Purchase Agreement closing which occurred prior to the Mergers, all of KeySpan's ownership interests in KECL were transferred to WJH Equities, LLC, an unaffiliated entity. Subsequent to this transfer, KECL changed its name Hawkeye.


     The Purchase Agreement, provides, inter alia, that (i) KeySpan, through October 25, 2004, is obligated to make and execute guarantees of Hawkeye's debt to Hawkeye's lenders in an aggregate principal amount of up to $13,000,000 (the "$13,000,000 Guaranty"); and (ii) KeySpan, through October 25, 2004, is obligated take such steps (and provide such guarantees and assurances) as Hawkeye may require to enable it to obtain bonds (including payment, performance and completion bonds) as Hawkeye may deem necessary or desirable in connection with projects to be undertaken by Hawkeye up to a maximum in the aggregate of bonds totaling $60,000,000 in each calendar year (the "$60,000,000 Guaranty"). In addition, KeySpan is obligated to provide support for a line of credit issued to an affiliate of Hawkeye in an amount up to $12,000,000.

----------
29These Guarantees included both payment and performance guarantees.

     In Exhibit C of the Financing Application (see Exhibit J hereto), KeySpan included its obligations to Hawkeye with respect to the $13,000,000 Guaranty and the $12,000,000 support for a line of credit. However, KeySpan inadvertently failed to include in its request the existing $60,000,000 Guaranty obligation to Hawkeye under the Purchase Agreement.


     Due to the fact that (i) KeySpan is bound by its agreement, dated as of June 20, 2000, with respect to certain obligations to provide guarantees to Hawkeye; (ii) KeySpan clearly intended that all of its existing guarantees be included within the scope of the Financing Order and indeed identified certain of the Hawkeye guarantees then outstanding; (iii) KeySpan failed to include the $60,000,000 Guaranty under the Purchase Agreement in its list of existing Guarantees merely due to an oversight; and (iv) Hawkeye has now requested that KeySpan provide support for surety bonds as contemplated in the Purchase Agreement, KeySpan requests that the Commission authorize KeySpan to make and provide such additional guarantees and assurances to Hawkeye up to an aggregate of $60,000,000 in any calendar year as set forth above. The $60,000,000 Guaranty will be included in the total dollar amount of Guarantees currently authorized by the Commission, therefore, KeySpan will in no event exceed its $2.0 billion limit on future Guarantees previously set by the Financing Order.

G.       Filing of Certificates of Notification


     In the Financing Application, as authorized in the Financing Order, that, with respect to KeySpan, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and KeySpan. KeySpan requests the same reporting authorization for the transactions authorized under this proceding. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

     1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale;

     2. The total number of shares of common stock issued or issuable under options granted during the quarter under KeySpan's dividend reinvestment plans or employee benefit plans, including any plans subsequently adopted;

     3. If common stock of KeySpan has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

     4. The name of the guarantor and of the beneficiary of any guarantied note or KeySpan Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty;

     5. The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter;

     6. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52;

     7. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments;

     8.   The market-to-book ratio of KeySpan's common stock;

     9. The name, parent company, and amount invested in any intermediate Subsidiary or Financing Subsidiary during the quarter;

     10. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing;

     11. The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter;

     12. The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter;

     13. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter;

     14. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of KeySpan on a consolidated basis and each Utility Subsidiary;

     15. A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and

     16. A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

     17. A computation setting forth KeySpan's "aggregate investment" (as defined in Rule 53(a)) in EWGs and FUCOs as a percentage of (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this application are estimated at $50,000 which are comprised of estimated fees of outside counsel and KeySpan Corporate Services LLC employees to prepare this application.

Item 3.  Applicable Statutory Provisions

     Sections 6(a) and 7 of the Act are applicable to the issuance and sale of KeySpan's securities and the sale of securities by the Subsidiaries that are not exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to intra-system financings described herein. Sections 9(a)(1) and 10 of the Act are applicable to KeySpan's or any Subsidiary's or Intermediate Holding Company's acquisition of the securities permitted hereunder including those of any Financing Subsidiary. Sections 32 and 33 and Rule 53 are applicable to EWG and FUCO investments.


     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.


     The transactions proposed herein are also subject to Rules 53 and 54.[30] For the reasons stated in Item 1.B above, KeySpan and its Subsidiaries satisfy the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

----------
30 17 C.F.R.ss.ss.250.53 and 54.

Item 4.  Regulatory Approvals

     The NYPSC has jurisdiction over KED NY, KED LI, KeySpan-Ravenswood, Inc., and KeySpan Generation. KeySpan New York and KeySpan LI are subject to the NYPSC's full jurisdiction as New York utilities. KeySpan-Ravenswood, Inc. and KeySpan Generation are New York utilities but only subject to the NYPSC's lightened regulatory regime. In addition, the wholesale rates KeySpan-Ravenswood, Inc. and KeySpan Generation LLC charge are regulated by the FERC.


     Pursuant to New York Public Service Law ("PSL") section 69, the NYPSC has jurisdiction over the issuance of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than 12 months by utilities subject to its jurisdiction. In addition, PSL Section 110 provides the NYPSC with jurisdiction over the transactions between utilities subject to its jurisdiction and their affiliates and addresses the requirements to file certain affiliate contracts with the NYPSC and to charge prices that do not exceed reasonable costs for those services. Specifically, PSL Section 110.3 requires that management, construction, engineering, or similar contracts with affiliates must be filed with the NYPSC, for notice purposes, before service begins; however, prior NYPSC approval is not required. Furthermore, in NYPSC Case 97-M-0567, the NYPSC also approved a code of conduct for KeySpan which was designed to implement a number of customer protections relating to: (1) affiliate transactions and cost allocation; (2) personnel allocations and transfers; (3)
access to books and records; (4) maintenance of the financial integrity; (5) diversion of management attention and potential conflicts of interest; (6) anti-competitive concerns; and (7) maintenance of customer service. Moreover, NYPSC Case 97-M-0567 requires that non-tariffed goods or services provided between a gas utility and its affiliate (other than another utility or service company) must be pursuant to a contract, which must be filed, for notice purposes, within 5 days of its execution. Therefore, certain of the transactions contemplated in this Application with respect to KeySpan's New York utilities may require NYPSC prior approval.


     The MDTE has jurisdiction over the issuance of securities by Boston Gas, Colonial Gas, and Essex Gas other than indebtedness with maturities of one year or less. The NHPUC has jurisdiction over the issuance of securities by ENGI, other than indebtedness with maturities of one year or less. In addition, Massachusetts General Laws chapter 164, Section 76A grants the MDTE general supervisory authority over the transactions between the utilities it regulates and their affiliates. The MDTE's regulations, 220 CMR 12.00, set forth
"Standards of Conduct for Distribution Companies and Their Affiliates" which describe the type of transactions that may occur between utilities and their affiliates and the pricing of those transactions. Pursuant to Mass. 220 CMR,
Section 12.04(4), non-tariffed transactions between gas distribution companies and other affiliates involved in competitive services must be filed annually. Therefore, certain of the transactions contemplated under this Application with respect to the Massachusetts utilities may require prior MDTE approval.


     The NHPUC has general jurisdiction over contracts or arrangements between utilities and affiliated entities where the consideration exceeds $500. All affiliate contracts or arrangements must be filed with the NHPUC, for notice purposes, within ten days of their execution. RSA 366:3. Contracts and arrangements between utilities and affiliated entities are subject to investigation by the NHPUC for reasonableness. RSA 366:5. The NHPUC has jurisdiction over the issuance and sale of utility stock, bonds, notes and other evidence of indebtedness payable in more than 12 months. RSA 369:1, et seq. Pursuant to rules adopted by the NHPUC, New Hampshire utilities must seek approval of the commission to issue or renew short-term notes, bonds or other evidence of indebtedness payable in less than 12 months if the short-term debt exceeds 10% of the utility's net fixed plant. RSA 369:7 and N.H. Admin. R., Puc
507.08 (rule applicable to gas service). Therefore, certain of the transactions contemplated under this Application with respect to ENGI may require prior NHPUC approval.

     Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.


Item 5.  Procedure

     The Commission is respectfully requested to issue and publish the requisite notice under Rule 23, with respect to this application as soon as practicable.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of these proposed transactions. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective. KeySpan requests that the Commission issue a supplemental order to the Financing Order approving the modifications requested herein by December 2, 2002.


Item 6.  Exhibits and Financial Statements

A.       Exhibits

                    A    None

                    B    None

                    C Registration Statement on Form S-3 dated February 14, 2002 (Filed with the Commission in File No. 333-82230 and incorporated by reference herein)

                    D    None

                    E    None

                    F-1  Opinion of Counsel (Filed herewith)

                    F-2 Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

                    G    Form of Federal Register Notice (Previously filed)

                    H.   Financing Authorizations in the Financing Application

                    I.   Financing Parameters

                    J. Exhibit C to the Financing Application (Incorporated by reference to Exhibit C of the KeySpan's Form U-1/A Application/Declaration under the Act Filed with the Commission on November 8, 2000, File No. 70-9699)

                    K. Quarterly Projection of Cash Flows for each of the Utility Subsidiaries through December 31, 2003 (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

                    L.   EWG/FUCO   Income   Statements   and   Balance   Sheets
                         (Previously   filed   with   the   Commission,   on   a
                         confidential basis, in paper format on Form SE)

                    M. Consolidated statement of cash flows and pro-forma Debt to Capitalization table for KeySpan (Filed with the Commission on a confidential basis, in paper format on Form SE)

B.       Financial Statements


                    FS-1 KeySpan  Consolidated  Balance  Sheet as of  March  31,
                         2002. (Incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the period ended March 31, 2002, File No. 1-14161)

                    FS-2 KeySpan Consolidated Statement of Income for the twelve
                         (12) months ended March 31, 2002. (Incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the period ended March 31, 2002, File No. 1-14161)



Item 7.           Information as to Environmental Effects

     None of the matters that are the subject of this application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this application will not result in changes in the operation of KeySpan or its Subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.





                                           KEYSPAN CORPORATION




                                           /s/Richard A. Rapp, Jr.
                                           -----------------------
                                           Richard A. Rapp, Jr.
                                           Vice President, Secretary and
                                           Deputy General Counsel

                                  Exhibit F-1



                                                               December 4, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Rel. No. 27272) as corrected by an order dated December 1, 2000 (Holding Co. Rel. No. 27286) (collectively, the "Financing Order"), the Securities and Exchange Commission (the "Commission"), based on the Application-Declaration on Form U-1/A filed in that proceeding on November 8, 2000 (as amended, the "Financing Application") authorized KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its Subsidiaries1 to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Authorization Period"). Pursuant to an Application/Declaration on Form U-1, as amended, filed with the Commission in File No. 70-10063 (the "Application") under the Act, KeySpan and its Subsidiaries (collectively, the "Applicants") have requested modifications to certain of the authorizations contained in the Financing Order.

     This opinion is furnished in connection with the Application. The Application requests the following modifications to the Financing Order authorizations (collectively, the "Authorizations"): (1) modification of the EWG/FUCO investment approval limit to permit KeySpan, either directly or through its affiliates or Subsidiaries, to make aggregate investments (as defined in Rule 53) up to $2.2 billion dollars in EWGs and FUCOs during the Authorization Period; (2) an increase of KeySpan's additional financing approval from $1.5 billion to $2.2 billion, and an increase in the aggregate financing amount from $5.1 billion to $5.8 billion, during the Authorization Period; (3) an increase in the Utility Subsidiaries' short-term debt amount authorizations during the Authorization Period; (4) modification of the Financing Subsidiary approval to clarify that KeySpan, in addition to the Subsidiaries, can issue unsecured long term debt to such Financing Subsidiaries that may be subordinated to other long term debt issued by KeySpan from time to time; and (5) authorization to include within KeySpan's existing guarantee authority an additional guarantee obligation it has to Hawkeye Construction, LLC under an agreement which KeySpan inadvertently failed to include in the Financing Application.
--------
1 "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (i.e., The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, KeySpan Generation LLC ("KeySpan Generation"), Boston Gas Company d/b/a KeySpan Energy Delivery New England, Essex Gas Company d/b/a KeySpan Energy Delivery New England, Colonial Gas Company d/b/a KeySpan Energy Delivery New England, and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC formerly known as Eastern Enterprises) and KeySpan's nonutility subsidiaries.

     I am deputy general counsel to KeySpan and have acted as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate, trust, limited liability company or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter, including without limitation, certificates of officers and employees of the Applicants and information obtained from public officials. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to the authentic original documents of all documents submitted to me as copies and the continued accuracy of all certificates and telegrams from public officials dated earlier than the date of this letter. I have relied solely on certificates, orders, decrees, correspondence and other documents from public officials as to the matters stated in such documents. As to questions of fact material to this opinion, I have relied on representations of the Applicants, and certificates of their representatives and officers and public officials, and I have not inquired of third parties or searched the records or files of any court, agency or other governmental authority.

     The opinions  expressed  below with respect to the proposed  Authorizations
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The transactions occurring pursuant to the proposed Authorizations shall have been duly authorized and approved, to the extent required by the governing corporate, trust and limited liability company documents and applicable state laws, by the Board of Directors of KeySpan and/or the other Applicants, as appropriate.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the transactions occurring pursuant to the proposed Authorizations in the Application shall have been obtained or made, as the case may be, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Authorizations as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate and limited liability company actions will have been taken by both the issuers and acquirers of the securities contemplated by the Application and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     F. The parties shall have obtained all consents, waivers and releases, if any, required for the transactions occurring pursuant to the proposed Authorizations under all applicable governing corporate, trust and limited liability company documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     G. The effectuation of the transactions pursuant to the proposed Authorizations shall be conducted under my supervision and all legal matters incident thereto shall be satisfactory to me, including the receipt in satisfactory form of opinions of other counsel qualified to practice in jurisdictions in which I am not admitted to practice, as I may deem appropriate.


     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event transactions are consummated pursuant to the proposed Authorizations in accordance with the Application:

     1. All state laws applicable to the proposed transactions will have been complied with.

     2. (a) The Applicant that is the issuer of any securities being issued, sold, acquired, guaranteed, assumed or modified in connection with the proposed transactions, will be validly organized and duly existing;
          (b) such securities will, in the case of stock, be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable charter or other document defining such rights and privileges; and (c) such securities will, in the case of debt securities, be valid and binding obligations of the issuer or guarantor in accordance with their terms.

     3. To the extent an Applicant is acquiring securities pursuant to the Application, such Applicant will legally acquire such securities.

     4. The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by an Applicant or any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.


                                                           Very truly yours,

                                    EXHIBIT H

              Financing Authorizations in the Financing Application

1.       KeySpan External Financings


     As explained in the Financing Application, prior to KeySpan's registration as a holding company on November 8, 2000 when it acquired Eastern (now known as KNE LLC), KeySpan's incurrence of indebtedness (i.e., issuance of commercial paper under an expanded KeySpan commercial paper program backed by a combination of short-term and long-term credit facilities) to obtain the approximately $2.2 billion of cash necessary to, among other things, make payments to finance its acquisition of KNE LLC did not require Commission approval. However, the Commission approved KeySpan's proposed anticipated replacement of a significant portion of the commercial paper (and all or some of the initial short-term acquisition financing) with proceeds from the issuance of debt, preferred and/or convertible securities.


     The Commission also authorized KeySpan and the Subsidiaries to maintain their financing arrangements and other commitments that existed at the time of the Mergers (i.e., on or prior to November 8, 2000) as well as any additional financing arrangements and any Refinancings entered into prior to completion of the Mergers.[31] The Commission further authorized KeySpan to effect a
Refinancing of financing arrangements entered into by KeySpan prior to completion of the Mergers and which remained in effect on the date the Mergers were completed; provided that any such Refinancings that are effected following completion of the Mergers will be done in compliance with the Financing Parameters. The Commission further authorized KeySpan to enter into additional financing arrangements (i.e., incremental to existing financings or any refinancings thereof) and to issue additional equity, debt and convertible securities aggregating not more than $1.5 billion ("Additional Financing Amount") at any one time outstanding during the Authorization Period.[32] As stated in the Financing Application, such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. KeySpan was also authorized to issue guarantees and enter into interest rate swaps and hedges as described below. Pursuant to the Financing Application authorization, the total of all outstanding securities issued by KeySpan under the Refinancing authority together with the Additional Financing Amount

----------
31 As stated in the Financing Application, with respect to existing promissory notes reflected in Exhibit C thereto, KeySpan may be required under certain circumstances to obtain letters of credit to support its obligations under such notes. Accordingly, KeySpan's request was granted for approval of existing debt requested herein include approval to obtain such required letters of credit.

32 The Additional Financing Amount was developed based on the following assumptions: (i) an estimated $365 million to replace preferred stock redeemed in June 2000; (ii) an estimated $500 million for forecasted financings related to the requirements of the gas and electric systems and generation expansion investments; (iii) an estimated $540 million for potential investments in energy related investments; and (iv) an estimated $100 million for contingencies.

authority in the Financing Application could not exceed $5.1 billion during the Authorization Period.[33] (As described in the Application/Declaration filed in this proceeding (File No. 70-10063), KeySpan is requesting an increase of the $1.5 billion Additional Financing Amount authorized in the Financing Application to $2.2 billion and an increase in the $5.1 billion Aggregate Financing Amount authorized in the Financing Application to $5.8 billion.)



a.       Common Stock


     KeySpan was authorized to issue and sell common stock from time to time during the Authorization Period subject to the Additional Financing Amount, either through underwritten public offerings, in private placements or in exchange for securities or assets being acquired from other companies provided that the Commission has authorized the acquisition of equity securities or assets in a separate proceeding or the acquisition is exempt under the Act or rules of the Commission.[34] Under this authority, KeySpan may issue and sell common stock or options, warrants, or other stock purchase rights that are exercisable for common stock and issue common stock upon the exercise of such options, warrants, or other stock purchase rights. KeySpan may also buy back shares of common stock or options during the Authorization Period in accordance with Rule 42.


     As explained in the Financing Application, under Rule 58 and Section 34 of the Act, KeySpan is also authorized to acquire securities of companies engaged in "energy-related" businesses, as described in Rule 58, as well as exempt telecommunication companies ("ETCs"). As further explained in the Financing Application, historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Financing Application stated that the KeySpan common stock to be exchanged in such transactions may be purchased on the open market pursuant to Rule 42, or may be original issue or treasury shares. Original issue stock or treasury shares may be registered under the Securities Act of 1933, as amended (the "1933 Act"), or issued pursuant to any exemption from the registration requirements of the 1933 Act.


     The Financing Application also stated that the ability to offer stock as consideration in an acquisition could make a transaction more economical for KeySpan as well as for the seller of the business. Therefore, KeySpan was authorized to issue common stock in consideration for an acquisition by KeySpan or a Nonutility Subsidiary of securities or assets of a business, the acquisition of which has been approved by the Commission in this proceeding or is exempt under the Act or the rules thereunder. The KeySpan common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high or low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and the use of proceeds to acquire securities, the acquisition of which is otherwise authorized or exempt.

----------
33 The Financing Application stated that the aggregate amount of $5.1 billion was derived by adding together the amounts described above for the merger financing, existing financings and Additional Financing Amount.

34 Authority to issue securities under stock based benefit plans was addressed in Item 1.C.5 of the Financing Application and is described in Section 5 below.

              KeySpan committed that the proceeds from the sale of KeySpan's common stock will be used as set forth in number 8 of the Financing Parameters.

b.       Preferred Stock


     Pursuant to the Financing Order, KeySpan may issue additional preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by KeySpan's board of directors. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance 500 basis points over LIBOR. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

c.       Long-Term Debt


     KeySpan was authorized by the Financing Order to issue additional long-term debt in accordance with the Financing Parameters. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as KeySpan may determine at the time of issuance and may be comprised of various types of debt securities to be issued under an indenture to be entered into between KeySpan and The Chase Manhattan Bank, as trustee (the "KeySpan Indenture"). Any securities issued either pursuant to an exemption from the registration requirements under the 1933 Act or under the KeySpan Indenture will be unsecured and unsubordinated obligations of KeySpan and will rank equally with all other unsecured and unsubordinated debt of KeySpan. The KeySpan Indenture will provide for the issuance from time to time of debt securities (either through underwriters, dealers, agents or directly to purchasers by KeySpan) in unlimited dollar amounts and an unlimited number of series. In addition, the KeySpan Indenture will contain all provisions required by the Trust Indenture Act of 1939, as amended, including, but not limited to, provisions governing KeySpan's ability to (i) mortgage, pledge or otherwise subject its assets or property to certain types of liens; (ii) consolidate with or merge into any other entity or transfer or lease substantially all of its assets or property to any person; and (iii) terminate its obligations under the KeySpan Indenture with respect to the debt securities. In addition, the long-term debt securities (1) will have maturities ranging from one to fifty years, (2) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the long-term debt, (3) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above its principal amount, (4) may be entitled to mandatory or optional sinking fund provisions, and (5) may provide for reset of the coupon under a remarketing arrangement.

d.       Short Term Debt


     The Financing Order authorized KeySpan to issue additional short-term debt including, but not limited to, institutional borrowings, commercial paper
(including back-up short-term credit facilities) and bid notes, in accordance with the Financing Parameters including the commitment that short-term debt financings authorized by the Financing Application will not exceed 500 basis points over the London interbank offer rate (LIBOR). As stated in the Financing Application, proceeds of any short-term debt issuance may be used to refund pre-Merger short-term debt and Merger-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained. Short-term debt will be unsecured.


     As described in the Financing Application, currently, KeySpan is issuing commercial paper to accredited investors (as such term is defined in the 1933
Act). Such issuances of commercial paper are exempt from registration under the 1933 Act pursuant to Section 4(2) thereof. It is anticipated that future issuances of commercial paper will similarly be exempt from registration under the 1933 Act.

2.       Guarantees


     The Financing Order authorized KeySpan to maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Merger. As stated in the Financing
Application, at that time KeySpan had approximately $2 billion in Guarantees outstanding which were expected to remain in place following the Merger. Details of such Guarantees were included in Exhibit C to the Financing Application and a summary of such Guarantees was set forth in Exhibit P to the Financing Application.[35]


     The Financing Order further authorized KeySpan to enter into additional Guarantees (i.e., in addition to the existing Guarantees), subject to the appropriate Financing Parameters, with respect to the obligations of the Subsidiaries as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $2.0 billion outstanding at any one time (not taking into account obligations exempt under Rule 45). KeySpan stated in the Financing Application that it intended to charge each Subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee (e.g., bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding. The limit on Guarantees is separate from the limit on KeySpan's requested overall $5.1 billion cap on external financings.

----------
35These Guarantees included both payment and performance guarantees.

3.       Authorization and Operation of the Utility Money Pool


     The Financing Order authorized KeySpan and the Utility Subsidiaries to establish the KeySpan System utility money pool (" Utility Money Pool") in accordance with the following terms set out in the Financing Application.[36]


     KeySpan was authorized to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Utility Money Pool. Under the term of the Utility Money Pool, short-term funds would be available for short-term loans to the Utility Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Utility Money Pool participants other than KeySpan, (2) surplus funds in the treasuries of KeySpan and the Intermediate Holding Companies, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by KeySpan or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as KeySpan Corporate Services, LLC ("KCS"), as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.


     The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.[37]


     After the Commission approves a Nonutility money pool, funds made available by KeySpan for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Nonutility money pool.


     Utility Money Pool participants that borrow, borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of KeySpan and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.


              Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool are made to, and no borrowings through the Utility Money Pool is made by, KeySpan or the Intermediate Holding Companies.

----------
36 KeySpan had also requested authorization to establish a Nonutility Money Pool, however, the Commission reserved jurisdiction over the implementation of such money pool. The request to release jurisdiction over, and for authorization to establish, the Nonutility Money Pool is currently pending in File No. 70-9996 through post-effective amendment No. 6.

37 Exhibit H-1 of the Financing Application contained a copy of the Form of Utility Money Pool Agreement.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool are initially paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool - are allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.


     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such Internal Funds is the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.


     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds is equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).


     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.


     Funds not  required  by the  Utility  Money  Pool to make  loans  (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.


     The interest income and investment income earned on loans and investments of surplus funds is allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

     Each participant receiving a loan through the Utility Money Pool is required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. The borrower without premium or penalty may prepay all loans made through the Utility Money Pool.


     KeySpan and the Utility Subsidiaries may contribute funds from the issuance of short-term debt as authorized above to the Utility Money Pool. KeySpan may contribute funds from the issuance of short-term debt to the Nonutility Money Pool and the Nonutility Subsidiaries may contribute funds from the issuance of short-term debt to the Nonutility Money Pool.[38]


     Proceeds of any short-term borrowings by the participants may be used by each such participant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The Financing Order permitted KED NY to borrow up to $250 million at any one time outstanding from the Utility Money Pool, KED LI to borrow up to $185 million at any one time outstanding from the Utility Money Pool, KeySpan Generation to borrow up to $50 million at any one time outstanding from the Utility Money Pool, Boston Gas to borrow up to $150 million at any one time outstanding from the Utility Money Pool, Colonial Gas to borrow up to $75 million at any one time outstanding from the Utility Money Pool, Essex Gas to borrow up to $20 million at any one time outstanding from the Utility Money Pool, and ENGI may to borrow up to $35 million at any one time outstanding from the Utility Money Pool. (Section D of the Application/Declaration filed in this proceeding (File No. 70-10063) requests an increase in the amounts that the Utility Subsidiaries may borrow from the Utility Money Pool.) The use of proceeds from the financings is limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.

4.       Hedging Transactions

          a.   Interest Rate Hedges


     The Financing Order authorized KeySpan to continue existing, and enter into additional, interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than "BBB-," or an equivalent rating from Moody's Investors Service or Fitch IBCA.

----------
38 As approved in the Financing Order, administration and operations of the Utility Money Pool, including recordkeeping and coordination of loans, is handled by KCS under the authority of the appropriate officers of the participating companies in accordance with the terms of the Financing Application.

     Pursuant to the Financing Order authorization, Interest Rate Hedges involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions are for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

b.       Anticipatory Hedges


     The Financing Order authorized KeySpan to continue existing, and enter into additional interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Pursuant to the Financing Order authorization, such Anticipatory Hedges would only be entered into with Approved Counterparties, and utilized to fix and/or limit the interest rate risk associated with any new issuance through
(i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"),
(iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or
(v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.


     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. KeySpan or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. KeySpan or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither KeySpan nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.


     KeySpan represented in the Financing Application that (i) the Interest Rate Hedges and the Anticipatory Hedges will qualify for hedge accounting treatment under generally accepted accounting principles (GAAP) (ii) it will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

5.       Stock-Based, Open Enrollment and Dividend Reinvestment Plans


     KeySpan was authorized under the Financing Order to issue and sell its common stock from time to time during the Authorization Period and subject to the Additional Financing Amount, either pursuant to its Investor Program, an open enrollment and dividend reinvestment plan and its Long Term Performance Incentive Compensation Plan, and a stock-based management incentive plan and its 401K Plan employee benefit plans or in exchange for securities or assets being acquired from other companies.[39]


     As described in the Financing Application KeySpan, Eastern (now known as KNE LLC), and EnergyNorth had in effect stock based plans described in Exhibit B to the Financing Application, which authorized grants of such companies' common stock, stock options and other stock-based awards to eligible employees, directors and consultants. As further explained in the Financing Application, because KeySpan directly or indirectly acquired all of Eastern's and EnergyNorth's common stock, following consummation of the Merger, Eastern and EnergyNorth's stock plans ceased to operate and may have been assumed by KeySpan. However, the Financing Order authorized KeySpan to issue shares of its Common Stock under the authorization and within the limitations set forth in the Financing Application in order to satisfy the obligations of Eastern (now known as KNE LLC) and EnergyNorth under all such plans and under plans adopted after the effective time of the Merger which replaced any plans listed in Exhibit B to the Financing Application. As authorized in the Financing Order, shares of Common Stock for use under the common stock plans may either be newly issued shares, treasury shares or shares purchased in the open market. KeySpan represented that it will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the stock plans pursuant to Rule 42.[40] KeySpan was also authorized to issue and/or sell shares of Common Stock pursuant to these existing stock plans and similar plans or plan funding arrangements adopted after the Merger, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order and stock transactions of this variety would be treated the same as other stock transactions permitted pursuant to the Financing Application.


     In the Financing Application, KeySpan described its Investor Program, which is an open enrollment and dividend reinvestment plan under which shares of its Common Stock may be issued directly to individuals and existing shareholders who may also elect to reinvest their cash dividends and/or make optional cash investments to purchase additional shares of Common Stock. Shares of Common Stock for use under the open enrollment and dividend reinvestment plan may be either newly issued shares, treasury shares, or shares purchased on the open market. KeySpan was authorized by the Financing Order to issue and sell its shares in accordance with its open enrollment and dividend reinvestment plan under the authorization and within the limitations set forth in the Financing Application.[41]

----------
39 As represented in the Financing Application, the proceeds from the sale of such stock are used as described in number 8 of the Financing Parameters.

40 17 C.F.R. ss.250.42.

41 The Financing Order also authorized, KeySpan's partially owned subsidiaries, The Houston Exploration Company ("Houston Exploration") and MyHomeKey.com, Inc. ("MHK") to issue securities pursuant to the stock plans and limitations described in the Financing Application.

6.       Intermediate Holding Company Financing


              The Financing Application described the following which was approved through the Financing Order. As described in the Financing Application, the Intermediate Holding Companies could serve as pass-through financing entities, facilitating the financing of the KeySpan System by transferring funds from KeySpan to the Subsidiaries of the Intermediate Holding Companies and, to the extent that such service as a financing conduit would result in the issuance or sale of securities by the Intermediate Holding Companies, the Financing Order authorized each of the Intermediate Holding Companies to issue and sell securities to their respective immediate parent company for the purpose of funding the operations of their respective Subsidiaries. The Financing Application states that all such securities issued by the Intermediate Holding Companies will meet the requirements of Rule 52(b) and in no event will the Intermediate Holding Companies issue or sell securities to third parties or borrow or receive any extension of credit from a Subsidiary.

7.       Nonutility Subsidiary Financings


     The Financing Application described the following which was approved through the Financing Order. As noted on Exhibit E to the Financing Application, certain Nonutility Subsidiaries have financing arrangements in place that are expected to remain in place following consummation of the Mergers. Certain guarantees in favor of a direct or indirect Nonutility Subsidiary issued by another Subsidiary may be replaced by KeySpan guarantees as described in the Financing Application. It is expected that future financing by all Nonutility Subsidiaries following completion of the Mergers will be made pursuant to the terms of, and exempt under, Rule 52.


     MHK, a Nonutility Subsidiary, may issue and sell common stock in an initial public offering for purposes of raising capital to finance the business activities contemplated by its current business plan.[42] KeySpan believes that such an initial public offering is exempt from prior Commission authorization pursuant to Rule 52(b). However, to the extent the exemption may not apply, the Financing Order authorized, during the Authorization Period, MHK to issue and sell its common stock in an underwritten public offering pursuant to underwriting agreements of types generally standard in the industry, at rates or price and under conditions negotiated or based upon, or otherwise determined by, competitive capital.

8.       Changes in Capital Stock of Subsidiaries


     The Financing Application described the following which was approved through the Financing Order. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to KeySpan or other intermediate parent companies during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in

----------
42 At this time it is not yet known how many shares of MHK's common stock might be issued in any initial public offering.

some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, the Financing Order granted authority to change any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by KeySpan or other intermediate parent companies. A Subsidiary is able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary is subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. In addition, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity ratio of at least 30% of total capital.

9.       Intermediate Subsidiaries and New Subsidiaries


     The Financing Order authorized KeySpan to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, the Financing Order authorized the Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered to EWGs, FUCOs or Rule 58 Subsidiaries at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard requested in the Financing Application and granted in the Financing Order.


     As described in the Financing Application, there are several legal and business reasons for the use of special-purpose intermediate companies in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Nonutility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another nonutility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it may be necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal.


     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by KeySpan and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit KeySpan's exposure to state, U.S. and foreign taxes; (7) to further insulate KeySpan and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

     As also described in the Financing Application, investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by KeySpan from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that KeySpan provides funds or issues guarantees directly or indirectly to support the obligations of an Intermediate Subsidiary which are incurred for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in KeySpan's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.


     The Financing Application also stated that KeySpan may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, KeySpan may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,[43] the Financing Order granted KeySpan's request for authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, KeySpan's ownership interests in existing and future Nonutility Subsidiaries. Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. KeySpan is required to report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding.[44]

----------
43 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph.

44 Item C.6, 9 and 11 of the Financing Application describe the authorizations KeySpan and its Subsidiaries received for Utility Subsidiary Financings, EWG/FUCO related Financings and Financing Subsidiaries, respectively; as discussed in the body of the Application/Declaration filed in this proceeding (File No. 70-10063), KeySpan and its Subsidiaries request certain modifications to those authorizations. Item C.13 and 14 of the Financing Applications describe the authorizations KeySpan and its Subsidiaries received for dividends out of capital and unearned surplus and foreign gas-related activities; KeySpan is not requesting any changes in this Application/Declaration to those authorizations.

                                    EXHIBIT I

                              Financing Parameters
                              --------------------

     1. Maintenance of Equity Ratio. During the Authorization Period, KeySpan's common equity will be at least 30% of its consolidated capitalization, and each Utility Subsidiary's common equity will be at least 30% of its capitalization.

     2. Investment Grade Debt. KeySpan commits that any long-term debt issued by it to unaffiliated parties pursuant to the authority requested hereby will be rated or will meet the qualifications for being rated investment grade by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act).[45]

     3. Effective Cost of Money on Borrowings. The effective cost of money on long-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the interest rate borne by comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the London interbank offer rate (LIBOR).

     4. Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed 500 basis points over LIBOR.

     5. Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

     6. Issuance Expenses. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

----------
45 For example, debt which may not be rated could consist of private placement arrangements for which a rating is not required.

     7. EWG and FUCO Investments. KeySpan's "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, in an amount equal to the amount permitted by the Commission in this Application/Declaration (File No. 70-10063.[46]

     8. Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for lawful corporate purposes, including (i) refinancing acquisition debt for the Mergers, (ii) financing, in part, investments by and capital expenditures of KeySpan and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, Rule 58 Subsidiaries, and ETCs, (iii) the repayment, redemption, refunding or purchase by KeySpan or any Subsidiary of any of its own securities pursuant to Rule 42, and (iv) financing working capital requirements of KeySpan and its Subsidiaries.


     No financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding, or a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 of the Act and Rule 58.47 KeySpan states that the aggregate amount of proceeds of financing and KeySpan Guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to KeySpan's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed the limitations set forth in the Application/Declaration approved in this is proceeding (File No.70-10063).48 Further, KeySpan represents that proceeds of financing and KeySpan Guarantees and Nonutility Subsidiary Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. KeySpan further represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Nonutility Subsidiaries.


--------
46 The EWG/FUCO financing parameter contained in the Financing Application stated that KeySpan's aggregate investments in EWGs and FUCOs would not exceed 250% of the consolidated retained earnings of KeySpan after giving effect to the accounting adjustments required in connection with the Merger. Since the Application/Declaration filed in this proceeding (File No. 70-10063) requests a modification to the cap on EWG/FUCO investments, the item in the Financing Parameter has been modified to account for that change.

47 17 C.F.R. ss.250.58.

48 In the Financing Application, KeySpan committed to an EWG/FUCO aggregate investment cap of 250% of KeySpan's "consolidated retained earnings" as approved in the Financing Order. The EWG/FUCO commitment has been modified to accommodate the changes in the cap that KeySpan is requesting in the Application/Declaration filed in this proceeding (File No. 70-10063).